UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. __)*

Under the Securities Exchange Act of 1934

Tamir Biotechnology, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

015404106

(CUSIP Number)

David Weiner
12400 Ventura Blvd, Suite 327
Studio City, California 91604
(818) 385-0405

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015404106		Page 2 of 9

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Weiner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) N/A
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,191,645 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,191,645 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,191,645 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14		TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 015404106		Page 3 of 9

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W-Net Fund GP I LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) N/A
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,191,645 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,191,645 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,191,645 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14		TYPE OF REPORTING PERSON (see Instructions) OO

CUSIP No. 015404106		Page 4 of 9

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W-Net Fund I, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,191,645 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,191,645 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,191,645 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14		TYPE OF REPORTING PERSON (see Instructions) PN

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Tamir Biotechnology, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 11 Deer Park Drive, Suite 204, Princeton Corporate Plaza, Monmouth Junction, New Jersey 08852.

Item 2.  Identity and Background.

(a)-(c) & (f)

This Schedule 13D is being filed jointly by David Weiner, a citizen of the United States, W-Net Fund GP I LLC, a Delaware limited liability company (“W-Net GP”), and W-Net Fund I, L.P., a Delaware limited partnership (“W-Net Fund,” and together with David Weiner and W-Net GP, each a “Reporting Person” and collectively the “Reporting Persons”).

The principal business address of each of the Reporting Persons is 12400 Ventura Blvd., Suite 327, Studio City, California 91604.

David Weiner serves as the Managing Director of W-Net GP.  W-Net GP’s principal business is to serve as, and perform the functions of, the general partner of W-Net Fund.  W-Net Fund’s principal business is investing in securities of various companies.

(d) & (e)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 11, 2012, W-Net Fund and other purchasers entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Company pursuant to which W-Net Fund purchased in a private placement one “Unit,” consisting of (i) 13,846,945 shares of Common Stock, (ii) 1,000 shares of Series A Convertible Preferred Stock of the Company (the “Preferred Shares”), each such Preferred Share being initially convertible into 17,718.52 shares of Common Stock, and (iii) a ten-year Common Stock Purchase Warrant (the “Warrant”) to purchase 12,626,184 shares of Common Stock at an exercise price of $0.003168 per share. The purchase price for such Unit was $100,000 and such Unit was purchased by W-Net Fund with its working capital.  The Preferred Shares will automatically convert into shares of Common Stock on the date (the “Filing Date”) the Company files an amendment to its Certificate of Incorporation increasing the authorized number of shares of Common Stock and/or effecting a reverse stock split so that the Company has a sufficient number of authorized and unissued shares of Common Stock so as to permit the conversion of all outstanding Preferred Shares and all other convertible securities of the Company. Until the Filing Date, the Preferred Shares may not be converted into Common Stock and the Warrant may not be exercised. Notwithstanding the foregoing, assuming the full conversion of the Preferred Shares into shares of Common Stock, and the full exercise of the Warrant, W-Net Fund would hold 44,191,645 shares of Common Stock.

The Securities Purchase Agreement is attached hereto as Exhibit 1, and is incorporated herein by reference.

The form of the Warrant is attached hereto as Exhibit 2, and is incorporated herein by reference.

Item 4.  Purpose of Transaction.

The shares of Common Stock to which this Schedule 13D relates were acquired for investment purposes in the ordinary course of business.

The Reporting Persons will continuously evaluate the Company’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether to acquire additional shares of Common Stock or dispose of any of the Warrants, Preferred Shares or shares of Common Stock held by the Reporting Persons.   The Reporting Persons may acquire additional shares of Common Stock or some or all of the shares of Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.

Other than as disclosed in (i) this Schedule 13D, (ii) the Company’s filings with the Securities and Exchange Commission and (iii) any other Schedules 13D or reports filed with the Securities and Exchange Commission by third parties (none of which are controlled by the Reporting Persons), the Reporting Persons are not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company’s board of directors; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.  Notwithstanding the foregoing, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, hold discussions with or make formal proposals to management or the Board of Directors of the Company, other stockholders of the Company or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer.

Reference is made to the information contained on the cover pages of this Schedule 13D, which information is incorporated herein by reference.

In the aggregate, and assuming the full conversion of the Preferred Shares into shares of Common Stock, and the full exercise of the Warrant, the Reporting Persons beneficially own, as of the date hereof, 44,191,645 shares of Common Stock, representing approximately 7.7% of the Common Stock of the Company calculated on a fully-diluted to Common Stock basis.  W-Net Fund is the direct beneficial owner of such shares.

W-Net GP, in its capacity as the general partner of W-Net Fund, has the ability to direct the management of W-Net Fund’s business, including the power to vote and dispose of the securities held by W-Net Fund; therefore W-Net GP may be deemed to have indirect beneficial ownership of the 44,191,645 shares of Common Stock (assuming the full conversion of the Preferred Shares into shares of Common Stock, and the full exercise of the Warrant).

David Weiner, in his capacity as the Managing Director of W-Net GP, has the ability to direct the management of W-Net GP’s business, including the power to direct the decisions of W-Net GP regarding the vote and disposition of securities held by W-Net Fund; and therefore David Weiner may be deemed to have indirect beneficial ownership of the 44,191,645 shares of Common Stock (assuming the full conversion of the Preferred Shares into shares of Common Stock, and the full exercise of the Warrant).

Each Reporting Person disclaims ownership of all shares of Common Stock in which such Reporting Person does not have a pecuniary interest.  The Reporting Persons disclaim any membership in a group relating to the Company.

All percentages calculated in this Schedule 13D are based upon an aggregate of 577,196,996 shares of Common Stock outstanding, determined on a fully-diluted to Common Stock basis.

Transactions by the Reporting Persons in the Company’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

In connection with the offering of the Units, the Company, W-Net Fund and other stockholders of the Company, entered into a Third Amendment to Investor Rights Agreement (the “Investor Rights Agreement Amendment”) pursuant to which the Company has provided registration rights with respect to the Common Stock issued in the offering and the shares of Common Stock issuable upon conversion of the Preferred Shares and exercise of the Warrants.

The Investor Rights Agreement Amendment is attached hereto as Exhibit 3 (as incorporated therein by reference to Exhibit 10.2 of the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2012), and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.

1
Securities Purchase Agreement by and among the Company and the investors identified on the signature pages thereto, dated as of December 11, 2012, incorporated herein by reference to Exhibit 10.1 of the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2012.

2
Form of Warrant to Purchase Common Stock of the Company, incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2012.

3
Third Amendment to Investor Rights Agreement by and among the Company and the investors identified on the signature pages thereto, dated as of December 11, 2012, incorporated herein by reference to Exhibit 10.2 of the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2012.

4	Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2013
(Date)

/s/ David Weiner
David Weiner

/s/ David Weiner
W-Net Fund GP I LLC
By:	David Weiner, its Managing Director

/s/ David Weiner
W-Net Fund I, L.P.
By:	W-Net Fund GP I LLC, its General Partner
By:	David Weiner, its Managing Director

EXHIBIT 4

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:    February 8, 2013

/s/ David Weiner
David Weiner

/s/ David Weiner
W-Net Fund GP I LLC
By:	David Weiner, its Managing Director

/s/ David Weiner
W-Net Fund I, L.P.
By:	W-Net Fund GP I LLC, its General Partner
By:	David Weiner, its Managing Director